Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a transcript of Matt Kinsella’s interview with the SPAC Insider podcast on October 8, 2025 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

Nick Clayton 00:00

Nick, hello and welcome to another SPAC Insider PodCast where we bring an independent tie, interviewing the targets of SPAC transactions and their SPAC partners. Capital is pouring into quantum computing, and while those machines get gradually closer to being ready for commercial use, what else is quantum technology being used for? I’m Nick Clayton, and this week, I speak with Matthew Kinsella, CEO of Infleqtion. Infleqtion announced a $1.8 billion business combination with Churchill Capital Corp X in September, it has already delivered a line of quantum sensing devices for defense applications, which has put it ahead of many in the quantum pact in terms of revenue. Matthew explains why the company has decided to carve out a place for itself in this area of critical technology. While still simultaneously working to advance its computing technology and where he thinks the industry could be headed. Which quantum computer will win and how much more addressable work is already out there in the quantum sensing market, once Infleqtion is able to put this deal’s proceeds to use. Take a listen.

it is exciting times in quantum computing, Matt, but Infleqtion provides a wider range of quantum products than just computers. Could you just walk me through a bit where Infleqtion started in this market, and how you’ve grown your capabilities and offerings over time?

Matthew Kinsella 01:20

So the roots of Infleqtion go back to University of Colorado, Boulder and our founder, Dana Anderson, who was a pioneer in neutral atoms, which is the modality that we pursue. And when I first met Dana in 2018 Dana had been part of several Nobel Prize winning teams developing the technology that ultimately led up to neutral atoms. And when I say modality, it’s really the way that we take advantage of the very strange things that happen at the quantum level, and then turn those phenomena into products. And so when I met Dana and I learned about neutral atoms, I really became enamored; I had not explored many of the other modalities from my seat at Maverick, as an investor and what enamored me about neutral items was their flexibility, and as you alluded to, that allows us to do a number of different things, beyond just building a quantum computer. So what I saw at that time, when I met Dana was the ability to point this core neutral atom engine at a few different nearer term commercial opportunities where neutral items had proven to have quantum advantage over classical technologies. And when I when I say quantum advantage, I mean orders of magnitude improvement in performance, not 10% or 100% or even 200% we’re talking 10 to 10,000 times better performance. So I saw the opportunity to commercialize some of those more near term opportunities, which were largely under the quantum sensing umbrella. And those opportunities were clocks, RF antenna and gravitational sensors with the ability toward building the crown jewel of a gate-based, fault tolerant quantum computer that can do things that classical computers can’t do. And so the initial seed thesis, and if I didn’t make this clear, I was the first institutional investor in Infleqtion, before I joined full time as CEO, was to really follow the NVIDIA approach to monetization, where we had this core neutral atom technology, we were going to point it at the timing market first, then the antenna market next, and then the sensing market. In the process building and investing in the R&D to get to that gate-based fault tolerant quantum computer. And if I look back at the last seven years, it’s been very rewarding to see that seed thesis play out, and the upside potential has just been the progress that neutral atoms have made towards computing, because it’s been a very unexplored quantum modality for computing, and it’s really skyrocketed to the leader on a lot of the things you need to get to a gate base, fault tolerant quantum computer.

Nick Clayton 03:55

And I guess just, you know, sort of right off the top to get into that. I mean, is there a short way of explaining the difference between the neutral atom modality versus gate versus annealing?

Matthew Kinsella 04:05

Yes, there is, and let me take it this way, actually. So neutral atoms are one of a number of modalities that are being utilized to pursue gate-based quantum computing, and the others are the superconducting modality, which can be used for both annealing and gate-based quantum computing. And so you can see D-Wave utilizing it for annealing and let’s use Righetti as an example, utilizing it for gate-based quantum computing. Another is called trapped ions, which IonQ is utilizing to build gate-based quantum computers. And then finally, you have folks exploring other modalities, like the photonic modality, or the one that Microsoft is pursuing, which is the topological qubit modality. Really the only company that I’ve seen pursuing quantum annealing is D-Wave, and that’s a relatively old technology going back 30 years or so would be my guess, maybe 25 years. And the difference between annealing and gate-based is really sort of embedded in the name annealing is the process of actually mixing and blending a number of different metallic compounds together to make a new type of metal. So think about steel. You would anneal steel by adding, I think it’s copper and a number of different other metals to ultimately get to steel. Quantum annealing is very similar, but you’re doing it with qubits, and you’re effectively, kind of mixing them all together and trying to find optimizations, answers to optimization problems. And really that’s the only good thing, I think, that quantum annealing is useful for, is trying to optimize problems. And as far as I can tell, it’s a relatively small subset of problems that can be used for gate-based quantum computing; which is quite different in that you’re actually taking your qubits and you’re creating logic out of them in the same way that we use classical bits to create logic for classical computers. And so gate-based quantum computers are utilizing superposition and entanglement and some of those other very strange properties down at the quantum mechanical level to make gate-based, logic based computers that can do things that classical computers can’t do. And that would be like modeling chemical compounds to develop new materials, discovering new drugs, et cetera. So I’d say really, the biggest difference is annealing is really good for optimization and utilizing and keep that mental model of mixing different metals together to come up with steel and gate-based quantum computers are good to actually perform calculations. And neutral atoms, along with some of the other modalities, are being used to explore how to build gate-based quantum computers. And we have built many gate-based quantum computers already. Infleqtion alone has sold three of them. We just aren’t at the level of performance yet where they can do things that classical computers can’t do. And that’s not an Infleqtion statement. That’s a broad quantum computing statement. They can do some things, but nothing commercially valuable as of yet, but we can get into when we’ll get to that point.

Nick Clayton 07:05

Yeah, I am looking forward to getting into all of that. And just to sort of put a, you know, a point on it, on that computing side, sort of where is the inflection point in terms of number of qubits and accuracy rate for the computers you’ve been able to produce so far?

Matthew Kinsella 07:18

Yeah, as you pointed out, how do you get a good quantum computer? You need a lot of qubits, and those qubits need to be very high quality or accurate, or in this case, it’s measured by something called a gate fidelity, which is really how often does that gate do what you want it to do without failing? Neutral atoms stack up very well on both of those. There’s really never been a question that neutral atoms can scale inside our ultra high vacuum cells, which are at the core of all of our products, we can put hundreds of thousands, if not millions, of physical qubits into those cells, and that’s quite different than let’s use the trapped ion modality, where they’re dealing with ions that have charges. And unfortunately, those ions can’t get too close to each other, because they’ll repel each other because of that charge. And so you’re limited to the number of physical qubits you can put into one cell with the trapped ion modality For Superconducting, you have to actually manufacture each of the qubits out of a an actual metallic superconducting material, and then put them into freezers. And so both of those modalities, at least, thus far, have stalled out at around 100 physical qubits or so. Infleqtion has shown 1,600 physical qubits in our computer. And so that’s the commercial record for physical qubits across modalities. So we’re looking very good on quantity. And in fact, that’s the world record in the commercial world. The world record for qubits across the board is also done with neutral atoms, and it’s our friends at at Caltech, actually, who have shown 6,100 physical qubits utilizing one of the glass cells that we sold them. So it’s really on our tech that they’ve shown that. So that’s one half of the equation, and then the other half of the equation is quality, and quality is usually measured by a term called gate fidelities. When I first invested in Infleqtion, the quality of neutral atom qubits were quite low, and they were maybe in the 60 or 70% range relative to what you were seeing at the 99.9% range in the trapped ion modality. And that’s largely because trapped ions are an older modality. They’ve been explored since the mid 90s, and so had a head start on quality. And why did they get that head start? It’s because ions, well, I mentioned that that there’s some challenges to scaling because of the the charge that ions hold, that’s been actually a huge tailwind for them from a quality perspective, because ions are actually easier to control. And so because they’re easier to control, they know that that repulsion means, if you can repel them from multiple sides, you can hold sides, you can hold them in place. You could use microwaves to hold these ions in traps, and then, you know, put them into superposition and start to explore them. So they had already reached pretty high gate fidelities, but again, had some scaling challenges. And contrast where we were at 60, 70% what’s happened is the photonic technology over the last decade has gotten much, much, much better to the extent that we can individually address these atoms and hold them in place and control them with extreme positions, something called an optical tweezer. So holding atoms in place with lasers, such that our gate fidelities have gone from that 60, 70% range to 99.73% now. So what neutral atoms have have going for them is really both quantity and quality. And what are the keys to the kingdom in quantum computing? It’s something called logical qubits. And how do you get a logical qubit? You need a lot of very high quality physical qubits error corrected using very high quality software. And then you’ll have a ratio of physical qubits to logical qubits. And there’s only a handful of companies that have actually demonstrated logical qubits.

Nick Clayton 10:43

And we’re one of them, right? And so, you know, where does that put things, in terms of, as you were pointing out before that, that timeline and that path towards being both faster and more accurate than classical computers?

Matthew Kinsella 10:54

Yeah, the general threshold that most would agree to is 100 logical qubits, is where you start to see quantum advantage on a quantum computer. And when I say quantum advantage, I mean that in the commercial sense, that something commercially useful will be done on a quantum computer that can’t be done on a classical computer. To be clear, quantum computers can do things that classical computers can’t do even today. They’re just not something that’s commercially interesting. It’d be very interesting for physicists to run experiments on. But you or I wouldn’t pay money for a quantum computer, because it’s going to do something that we could earn a return on yet, but at that 100 logical qubit rate range, that is where we start to see that. So when will we get there, and what can we do at 100 logical qubits? So the world had never even seen a logical qubit until 2023 the world got its first logical qubits in 2023 and before that, it was unclear as to whether we would actually ever get one. And I think one of the reasons why you’re seeing quantum capture the hearts and minds of people, much more so now than historically, is because of that logical qubit breakthrough. If you were to maybe try to create a parallel to, let’s say, large language models. Everyone remembers November of 2022, when we first interacted with chat GPT. That was a mind blowing moment to us. I don’t know if we’ll have that same moment in quantum but no one really remembers the date in 2017 when the “Attention is All You Need” paper was written, which really laid the foundation for creating large language models. And it was only a matter of time before it happened, because the framework had been laid out that “Attention is All You Need” paper, to me, is exactly what happened in 2023 with the first logical qubits that came onto the scene. And now it’s only a matter of time till we get to that 100 logical qubit range. So 2023 first logical qubits for showcase. Infleqtion first showcased logical qubits last year. We’re one of a handful of companies that actually has ever showcased a logical qubit. We just announced last week that we have 12, and our roadmap gets us to 100 logical qubits at the end of 2028 and at that point we will start to see some quantum advantage, probably in the Material Science sector. And I want to be clear, it’s not going to be a chat GPT moment. Well, it might be, I don’t know, but it might be that someone’s going to use this in some kind of photovoltaic application that will start to help us build a better battery that we could never have done without a quantum computer. And then it’ll just grow from there. And material science will be the first area where you start to see actually added capabilities from a computation perspective, with quantum computing in the mix, and then it’ll move into drug discovery. And ultimately, you know, the scary places when we can start to crack encryption with quantum computers, but 100 logical qubits, end of 2028.

Nick Clayton 13:31

Great. And you know, just moving on over to the commercial side of things, which we sort of like touched upon a couple of times here. You know, we did have Alan barats of D wave on the podcast earlier this year. And as, you know, as we talked about here, and we talked with him about, you know, annealing is different. It’s and it’s been around for long enough that has a certain head start in terms of certain applications, in the sense, although those applications are narrower, but either way, he’s been pushing a sort of rubric for kind of discerning what things mean in terms of news out of quantum companies, and, you know, with a real focus on generating real revenue with real world applications, but by a broad measure, Infleqtion is sort of ahead commercially, just with having the 29 million in client revenue over the past 12 months, even more, if you count your client bookings, which is a little more than D-Wave and Rigetti have pulled in over the same period. Just how have you managed to get your products and services sort of out there to this extent, in terms of from the commercialization?

Matthew Kinsella 14:23

Really, two answers to that question. Number one is, despite the fact that they don’t yet do something commercially valuable, there is a relatively robust market for quantum computers today, and so we’ve won our fair share of that market. We’ve sold three quantum computers, one to the UK, one to Japan, and just announced a big deal with the state of Illinois, but the majority of our revenue actually is in that sensing side of the bucket. And I think why we’ve been able to scale is because we’ve brought products to market that have true quantum advantage in these markets, like timekeeping, antennas and sensing, where there are very large market opportunities in and of themselves in those markets. And so really our commercial strategy, in very colloquial terms, is sell what we have on the truck and then drive that truck towards quantum advantage in computing. And so that’s what we’ve been doing. We’ve been a quarter. Our mission is to monetize like heck along the way, and sell what we have on the truck while we continue to build towards quantum advantage on the computer, and I should note that we also have a fairly robust software business of the 29 million it was a reasonable chunk of that revenue, and that is quite different from many of the other hardware-only quantum companies in that we do monetize our software. We sell it to other quantum hardware companies, and they use it as their middleware layer. But increasingly, we’ve been able to figure out ways to make that quantum software run on GPUs, which enhances the performance capabilities of those GPUs, sort of pulling forward some of the quantum advantage that we otherwise would have had to wait for that 100 logical qubits or greater to get onto GPUs today via software, and we’ve started to monetize there as well.

Nick Clayton 15:59

You have a real interesting set of kind of clients and partner relationships with a lot of that. Obviously, on the sensing side, there’s a lot of kind of aerospace and defense government contracts, which I’m sure is probably attractive in terms of its recurring nature. But also, you have a collaboration with Nvidia going, what can you tell me about that?

Matthew Kinsella 16:16

I think of the large publicly traded companies, Nvidia is approaching the quantum market in the most interesting way, and that is really to be the connective tissue between GPUs and QPUs. Because if you look at how the data center is going to play out in the future, Nvidia believes this. I deeply believe this, just like GPUs sat on top of CPUs and enabled new capabilities for the data center, QPUs will increasingly become part of that stack, and application workloads will be sent into the data center, and it’ll be sent piped off to the part of the data center stack, CPU, GPU, or QPU that’s appropriate for that part of that computation. And no one’s going to care that quantum solved one part of it. It’s just going to expand the type of applications that we can actually put compute at. And so I think Nvidia views this as well. I think the lens Nvidia views most of the world through is, how do we sell more GPUs? It’s a very lucrative business for them, right? And I think they view quantum as a way to sell more GPUs, because it’s going to expand the range of problems that we can actually address with computing that we just couldn’t fundamentally address with GPUs. So what is our relationship with Nvidia? It cuts across a couple of different angles. So first is, how do we showcase applications on quantum computers that work alongside GPUs? A great example of that is what we did at the end of last year, where we demonstrated the first ever application run on logical qubits that did something in material science. So we ran something called the Anderson impurity model, which is an admittedly basic version of a photovoltaic application that when you scale it up, will be how you build a better battery, for lack of a better term. And a lot of it was done on Nvidia’s GPUs, but parts of it were kicked over to our quantum processor units, and I think it’s a really interesting glimpse into the future of what the data center will look like. And it was actually the first time Nvidia ever publicly blogged about quantum on their core Nvidia blog, which was pretty neat, and it got quite a bit of press at the time. So one thing is just working with their applications team and figuring out ways to more deeply integrate GPUs and QPUs. Number two is this what we call contextual machine learning, which I was explaining to you, which is really our quantum software that can run on GPUs. And we’re exploring ways that we can come together and create some kind of joint product offering, because it does enhance the capabilities of especially the NVIDIA Jetson GPUs. So if you look at our work, we’re doing with the Army and the Navy on this contextual machine learning. It’s actually running our contextual machine learning on Jetson GPUs out at the edge, in the Army’s case, on moving vehicles, where they’re ingesting immense amount of sensor data, multimodal sensor data, that would have overwhelmed a traditional GPU, but with our software loaded up onto it, it’s actually able to have the context window that will allow it to ingest all that data and make sense of it. With the Navy, we’re ingesting large streams of RF data, which another is another example of a very long context window problem that would overwhelm especially an edge deployed GPU. This can enhance those capabilities and allow the Navy to actually process much of that RF streaming data real time. And so those are a couple of examples of the things that we’re working on with Nvidia. And ultimately, where I’d like this to go is, you know, going to market jointly, because I do think a lot of their customers are the same customers that will buy a lot of quantum computers, and vice versa. So there’s a lot of potential synergies on that front.

Nick Clayton 19:39

Yeah, I would imagine. And, you know, just looking long term, I was thinking about this, because I look at everything from a SPAC perspective, given that this is the SPAC Insider Podcast, some of the other deals that have happened in this space, and different approaches to it. And just sort of like, once some more of this is proven, just sort of like longer term, what do you think is going to be the bigger market for all of this? Because, you know, it’s interesting that you’re in both edge sensing and kind of hardware side, also on the computing side, also on the software side. And I mean, where do you think the bigger market is going to be over the longer term, and do you think it’s going to follow a similar model as classical computing when it comes to that?

Matthew Kinsella 20:11

I have no reason to disagree, at least rough order of magnitude, with McKinsey in their assessment of the total addressable market for sensing and computing and their saying it is a $30 billion opportunity for sensing and $130 billion opportunity for computing. I think they’re probably underestimating the sensing market, and they’re probably underestimating the computing market as well. And so I do think computing is going to be the bigger opportunity I always refer to as the crown jewel for quantum but the market opportunities within sensing are massive as well. And you could build a very large, important company on sensing alone, but I do think that computing is the crown jewel here, and so that will be the biggest market opportunity, right?

Nick Clayton 20:51

Well, with all of these exciting things in the air and a lot of moving pieces, just what made you decide that now is the right time for Infleqtion to go public,

Matthew Kinsella 20:59

We were very well capitalized. After our Series C, we had raised $100 million and we have a very low burn rate compared to many of the other quantum peers, largely because we have gross profit dollars coming in to offset some of that OpEx. And then we also pursue a very capital efficient quantum modality. We don’t have to build our qubits. They are atoms. They come to us from nature, free, effectively, and we just get to control them. So it’s a good, good thing from a bill of materials perspective, to effectively get your qubits for free. That said, I thought, from a position of strength, it was very clear that there was an inflection point happening in quantum overall, and a lot of it goes back to the logical qubits I mentioned, as well as some of the national security implications that quantum sensing was very ripe to help with. And so again, from that position of strength, having just raised capital, I thought was there a way to really change the game, capitalize ourselves to the level where we can really play to win, you know, at a higher level. And going down this path was really dictated by the fact that it really is, now is the time, and you can see all the signs the big companies, Nvidia, Google, Microsoft, all heavily focused on Quantum. You’ve seen the moves in the market clearly, like there’s interest in quantum. And finally, the US government is getting increasingly concerned, from a national security perspective, that we have to win Quantum. And so all signs are pointing to the race is on, and now’s the time to really get in the fight. And we looked at a number of different options as to how to do that. We looked at raising a private round. We looked at traditional IPO. But ultimately, my criteria was where could we a great partner? Could we raise the amount of capital that helped us accomplish our goals, and could we have a high probability that that capital would actually end up on our balance sheet? And we really were able to go three for three with partnering with Churchill. Their track record has been astounding on many metrics, but especially on delivering the capital in their trust, onto the balance sheet of the partner companies. So it was really kind of an easy decision once we met the Churchill group. [Nick Clayton?:] Yeah, I imagine you had a lot of interesting discussions going with Churchill as this was coming together. But you know, as a part of that, in addition to the potential and their track record, as you said, of being able to bring the trust with them, is you also were able to raise a sizable PIPE, including with a lot of existing investors, sort of, what does that say? I think too, I guess you feel in terms of the credibility of where you are right now, and also just knowing that you have that committed cash too, right? [Matt Kinsella:] A PIPE with very well recognized, respected investors anchoring it, to me was another way to send the signal that there are great institutional investors investing at the exact same terms as the deal that are showing that this is a good investment opportunity. And so it was more of a signaling mechanism, honestly, and a number of our existing investors wanted to step up and do this, and then we took that momentum and opened it up to a few external investors. Had just a handful of conversations in which almost every single one of them decided they wanted to participate in the PIPE too. So we open it up to some external investors, and then we just, we closed it at 125 million.

Nick Clayton 24:35

Great. And, you know, and so what are Infleqtion’s cash needs like for the coming years? And how much could you sort of accelerate your plans if you end up with essentially more cash in this whole thing than you sort of were hoping for, expecting.

Matthew Kinsella 24:46

So our burn, again, is relatively low. It’s about 30 million a year or so. So even with the 100 million we had after our Series C, we were pretty well capitalized. So part of it is just, you look at what the publicly traded quantum companies are doing, they’re amassing a war chest. So part of it’s just, you know, don’t be the under capitalized player in this market, and so that that we’re targeting, really, in either state of the world. And then I have really three buckets that we will increase investment in, but we’re not going to go crazy and take the burnout materially. These are three very targeted high ROI use cases. Number one is go to market. There is a very large market for both the quantum sensors today as well as a reasonably sized market for selling quantum computers. We’ve been kind of habitually under resourced on the go to market front. So we’ll be adding some go to market resources with this environmental capital. And then the other two are R&D, but very different types of R&D for our sensing products, where we are already at Quantum advantage and in a sense in a commercial form factor. And let’s use our clocks as an example. Our clocks already tick 1000 times more precisely than any clock in any kind of form factor resembling the one that we have. There’s a very large market opportunity for providing precision timing in a number of different aspects. But one of the drivers is GPS denial. So GPS is a position navigation timing system. The timing signal is actually the most important thing that comes down to earth from GPS. And increasingly, GPS is being spoofed or denied, and so these clocks are really the only way to provide that precision timing locally in an unjamable, unspoofable way. And so we are able to sell these clocks in a 3u rack mounted form factor today, but if we invest in R&D, we hope to bring those down to a 1u form factor and ultimately chip scale, because everything in inside that, that 3u rack mount is, you know, lasers or photonic systems, and then a little quantum core. And those can all be integrated down onto a photonic integrated circuit. So costing down, sizing down, and increasing the, you know, the decreasing the size, weight and power uses of those types of more quantum advantageous products, is one of the use cases of our capital, and the other is just pushing the R&D on the computer. And the way we do our compute R&D is really we have these, what we call test bed systems, and we really have two of them today. If we doubled that number of test beds to four, we could parallel process our R&D efforts and accelerate that road map, or at the very least increase the chances of us staying on track of that roadmap. So those are three very specific use cases of the capital.

Nick Clayton 27:34

On the other side of that as well, I mean, you have IonQ at least since its SPAC transaction, and really since the kind of the market reaction that there’s been over the last couple of years has been very acquisitive as well. Do you have a strategy around that as well? Are there some pieces you see out there that where M&A could play into your life as a public company?

Matthew Kinsella 27:50

I think so. I do think there will be private quantum companies with very good tech that will possibly struggle raising capital and having the public currency to make targeted acquisitions when and if it accelerated our technology roadmap, I could see us doing that. I, as a former investor, tread carefully with acquisitions. I think track records show that a lot of acquisitions don’t work out as people hope. There’s a lot of integration challenges. So I would tread very carefully, but there will be cases where tech acquisitions will make a lot of sense, and it really does help you make those acquisitions more successful if you have a public currency to make the acquisitions, opposed to a private currency. So I do think it’s a kind of an added benefit of going down this path, but not the primary driver.

Nick Clayton 28:38

And just so you know, with all the things you have up in front of you, both on the technology side of what you’re working to prove out and just with the company and some of these big opportunities you have coming up, like, what is the thing that gets you most excited every day as you’re what’s the next thing you can kind of see on the horizon that that is really the big thing for you?

Matthew Kinsella 28:55

Well, just overall, it’s very motivating to be part of this world, because I do believe that this is a race. I mean, it’s a global race with huge national security implications, and the winner of this quantum race is going to have a lot of say in what the next 100 years on planet Earth look like. And I very much am in the camp that I want the US and our allies to win that race. And so it’s very motivating to me to be part of that race, to help get the US in the position and our allies in the position that that we should be in to win that race. Specifically, I’m very excited about the increasing market for the quantum sensors and in particular, clocks and our QRF devices. They can really enhance our military capabilities, especially in GPS denied environments, but even just in the ability to communicate without being detected by the enemy. And so real opportunities to protect our troops out in the field, and also huge opportunities here, from just a critical infrastructure perspective, here in the US. So I think that the quantum sensing. The market is going to inflect upwards, largely driven by national security and national resilience. And then, you know, I’m really excited about our product roadmap on our computer, because 100 logical qubits, really is in sight, and that will start to be where we really see quantum advantage in computing, something that’s been talked about back since Richard Feynman talked about it in the 50s, and finally, to be able to realize that will be really, really exciting. You.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about

Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the

Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.